UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 3, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2019 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) hereby presents the interim financial information of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) (which were reviewed and approved by the Board and the audit and risk management committee of the Company (the “Audit and Risk Management Committee”) on 30 August 2019), with comparative figures for the corresponding period in 2018.

The interim financial information of the Group for the six months ended 30 June 2019 is not necessarily indicative of annual or future results of the Group. Investors should not place undue reliance on the interim financial information of the Group for the six months ended 30 June 2019.

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2019

		For the six months
		ended 30 June
		2019	2018
	Notes	RMB million	RMB million
		(Unaudited)	(Unaudited)
Revenue	5	58,859	54,500
Other operating income and gains	6	3,407	3,390

Operating expenses
Aircraft fuel		(16,625)	(15,252)
Take-off and landing charges		(7,840)	(7,097)
Depreciation and amortisation		(10,818)	(7,534)
Wages, salaries and benefits		(11,171)	(9,831)
Aircraft maintenance		(1,891)	(1,649)
Impairment charges		—	(4)
Impairment losses on financial assets		(3)	(2)
Food and beverages		(1,822)	(1,665)
Low value and short-term lease rentals		(265)	—
Aircraft operating lease rentals		—	(2,016)
Other operating lease rentals		—	(473)
Selling and marketing expenses		(2,040)	(1,813)
Civil aviation development fund		(1,205)	(1,093)
Ground services and other expenses		(1,343)	(1,651)
Fair value changes of financial asset at fair value through profit or loss		18	(30)
Indirect operating expenses		(2,105)	(2,334)

Total operating expenses		(57,110)	(52,444)

Operating profit		5,156	5,446
Share of results of associates		167	57
Share of results of joint ventures		25	28
Finance income		45	52
Finance costs	7	(2,685)	(2,416)

Profit before income tax		2,708	3,167
Income tax expense	8	(576)	(665)

Profit for the period		2,132	2,502

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (continued)

For the six months ended 30 June 2019

		For the six months
		ended 30 June
		2019	2018
	Notes	RMB million	RMB million
		(Unaudited)	(Unaudited)
Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Cash flow hedges, net of tax		(61)	110

Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		(61)	110

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Fair value changes of equity instruments designated at fair value through other comprehensive income, net of tax		10	(7)
Share of other comprehensive income of an associate, net of tax		3	(16)
Actuarial (losses)/gains on the post-retirement benefit obligations, net of tax		13	(126)

Net other comprehensive income that will not be reclassified to profit or loss in subsequent periods		26	(149)

Other comprehensive income, net of tax		(35)	(39)

Total comprehensive income for the period		2,097	2,463

Profit attributable to:
Equity holders of the Company		1,941	2,279
Non-controlling interests		191	223

Profit for the period		2,132	2,502

Total comprehensive income attributable to:
Equity holders of the Company		1,912	2,240
Non-controlling interests		185	223

Total comprehensive income for the period		2,097	2,463

Earnings per share attributable to the equity holders of the Company during the period
— Basic and diluted (RMB)	11	0.13	0.16

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 June 2019

		30 June	31 December
		2019	2018
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Non-current assets
Property, plant and equipment	13	91,929	180,104
Investment properties		669	724
Right-of-use assets		133,840	—
Prepayments for land use rights		—	1,387
Intangible assets	14	11,626	11,609
Advanced payments on acquisition of aircraft	15	18,228	21,942
Investments in associates		1,942	1,696
Investments in joint ventures		693	577
Equity instruments designated at fair value through other comprehensive income		1,259	1,247
Derivative financial instruments		49	222
Other non-current assets		3,082	3,370
Deferred tax assets		705	207

		264,022	223,085

Current assets
Flight equipment spare parts		2,160	1,950
Trade and notes receivables	16	2,197	1,436
Financial asset at fair value through profit or loss		114	96
Prepayments and other receivables		12,615	11,776
Derivative financial instruments		81	1
Restricted bank deposits and short-term bank deposits		8	16
Cash and cash equivalents		951	646
Assets held for sale		11	11

		18,137	15,932

Current liabilities
Trade and bills payables	17	2,860	4,040
Contract liabilities		8,422	8,811
Other payables and accruals		22,633	21,143
Current portion of lease liabilities	18	14,581	—
Current portion of obligations under finance leases		—	9,364
Current portion of borrowings	19	32,755	29,259
Income tax payable		145	273
Current portion of provision for return condition checks for aircraft under leases		212	145
Derivative financial instruments		16	29

		81,624	73,064

Net current liabilities		(63,487)	(57,132)

Total assets less current liabilities		200,535	165,953

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

30 June 2019

		30 June	31 December
		2019	2018
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Non-current liabilities
Lease liabilities	18	98,345	—
Obligations under finance leases		—	68,063
Borrowings	19	24,801	25,867
Provision for return condition checks for aircraft under leases		9,096	2,761
Contract liabilities		1,584	1,585
Derivative financial instruments		3	—
Post-retirement benefit obligations		2,478	2,544
Other long-term liabilities		2,439	3,448
Deferred tax liabilities		—	84

		138,746	104,352

Net assets		61,789	61,601

Equity
Equity attributable to the equity holders of the Company
— Share capital	20	14,467	14,467
— Reserves		43,788	43,541

		58,255	58,008

Non-controlling interests		3,534	3,593

Total equity		61,789	61,601

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2019

	Attributable to equity holders of the Company
						Non-
	Share	Other	Retained			controlling	Total
	capital	reserves	profits		Subtotal	interests	equity
	RMB million	RMB million	RMB million		RMB million	RMB million	RMB million
At 31 December 2018 (audited)	14,467	27,045	16,496		58,008	3,593	61,601
Effect of adoption of IFRS 16	—	—	(1,665)		(1,665)	(170)	(1,835)

At 1 January 2019 (restated) (unaudited)	14,467	27,045	14,831		56,343	3,423	59,766
Profit for the period	—	—	1,941		1,941	191	2,132
Other comprehensive income	—	(29)	—		(29)	(6)	(35)

Total comprehensive income for the period	—	(29)	1,941		1,912	185	2,097
Dividends paid to non-controlling interests	—	—	—		—	(74)	(74)

At 30 June 2019 (unaudited)	14,467	27,016 *	16,772	*	58,255	3,534	61,789

*

These reserve accounts comprise the unaudited consolidated reserve of RMB43,788 million in the unaudited interim condensed consolidated statement of financial position (31 December 2018: RMB43,541 million).

	Attributable to equity holders of the Company
					Non-
	Share	Other	Retained		controlling	Total
	capital	reserves	profits	Subtotal	interests	equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2018 (audited)	14,467	27,355	14,566	56,388	3,421	59,809
Profit for the period	—	—	2,279	2,279	223	2,502
Other comprehensive income	—	(39)	—	(39)	—	(39)

Total comprehensive income for the period	—	(39)	2,279	2,240	223	2,463
Final 2017 dividend declared	—	—	(738)	(738)	—	(738)

At 30 June 2018 (unaudited)	14,467	27,316	16,107	57,890	3,644	61,534

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2019

	For the six months
	ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Profit before tax	2,708	3,167

Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	4,194	7,207
Depreciation of right-of-use assets	6,270	—
Depreciation of investment properties	13	6
Amortisation of intangible assets	63	81
Amortisation of lease prepayments	—	24
Amortisation of other long-term assets	278	216
Impairment loss on financial assets, net	3	2
Loss on disposal of property, plant and equipment	6	10
Fair value adjustment of financial asset at fair value through profit or loss	(18)	30
Fair value adjustment of derivative financial instrument	—	(273)
Share of results of associates and joint ventures	(192)	(85)
Gain on disposal of investment in a subsidiary	(64)	—
Dividend income from financial asset at fair value through profit or loss	(3)	(5)
Dividend income from equity instrument designated at fair value through other comprehensive income	(3)	—
Net foreign exchange losses	271	768
Interest income	—	(52)
Interest expense	2,489	1,870
Provisions for flight equipment spare parts	—	4

Increase in flight equipment spare parts	(210)	(29)
Decrease/(increase) in trade and other receivables and prepayments	408	(3,752)
Decrease/(increase) in trade and other payables	(2,516)	3,277

Cash generated from operations	13,697	12,466

Income tax paid	(946)	(1,829)

Net cash flows from operating activities	12,751	10,637

INTERIM FINANCIAL INFORMATION

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the six months ended 30 June 2019

	For the six months
	ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Cash flows from investing activities
Additions of property, plant and equipment	(2,611)	(4,326)
Additions of right-of-use assets	(2,406)	—
Additions to intangible assets	(83)	(86)
Advanced payments on acquisition of aircraft	(4,099)	(6,780)
Investment in joint ventures	(102)	—
Investment in an associate	—	(16)
Disposal of a subsidiary	(90)	(11)
Proceeds from disposal of property, plant and equipment	53	579
Proceeds from novation of purchase rights	1,836	644
Proceeds from disposal of intangible assets	2	—
Interest received	—	52
Dividends received	92	57
Settlement relating to derivative financial instruments	(42)	—
Proceeds from repayment of loan to a joint venture	2	—
Loan to a joint venture	—	(22)

Net cash flows used in investing activities	(7,448)	(9,909)

Cash flows from financing activities
Proceeds from draw-down of short-term bank loans	1,892	12,537
Proceeds from draw-down of long-term bank loans	300	—
Proceeds from issuance of short-term debentures	25,500	10,500
Proceeds from issuance of long-term debentures and bonds	3,000	2,971
Proceeds from draw-down of long-term bank loans and other financing activities	5,539	11,046
Repayments of short-term debentures	(14,500)	(14,000)
Repayments of short-term bank loans	(7,230)	(17,886)
Repayments of long-term bank loans	(3,592)	(530)
Repayments of long-term debentures and bonds	(3,000)	—
Repayments of principal of lease payments	(10,070)	—
Repayments of principal of finance lease obligations	—	(4,282)
Interest paid	(2,825)	(2,227)
(Net) settlement relating to derivative financial instruments	32	(384)
Dividends paid to non-controlling interests of subsidiaries	(45)	—

Net cash flows used in financing activities	(4,999)	(2,255)

Net increase/(decrease) in cash and cash equivalents	304	(1,527)
Cash and cash equivalents at beginning of period	646	4,616
Effect of foreign exchange rate changes	1	50

Cash and cash equivalents at 30 June	951	3,139

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

30 June 2019

1.	CORPORATE AND GROUP INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), a state-owned enterprise established in the PRC.

The A shares, H shares and American Depositary Shares are listed on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively.

The unaudited interim condensed consolidated financial statements were approved for issue by the Company’s Board on 30 August 2019.

2.	BASIS OF PREPARATION

The unaudited interim condensed consolidated financial information, comprising interim condensed consolidated statement of financial position as at 30 June 2019, interim condensed consolidated statement of profit or loss and other comprehensive income, interim condensed consolidated statement of changes in equity and interim condensed consolidated statement of cash flows for six months ended 30 June 2019 (collectively referred to as the “interim financial information”), has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended 31 December 2018.

As at 30 June 2019, the Group’s current liabilities exceeded its current assets by approximately RMB63.49 billion. In preparing the interim financial information, the Board conducts adequate and detailed review over the Group’s going concern ability based on the current financial situation.

The Board has taken actions to deal with the situation that current liabilities exceeded its current assets, and the Board is confident that the Group has obtained adequate credit facility from the banks to support the floating capital. As at 30 June 2019, the Group had total unutilised credit facilities of approximately RMB47.40 billion from banks.

Based on the bank facility obtained by the Group, the past record of the financing and the good working relationship with major banks and financial institutions, the Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare the financial information on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial information for the year ended 31 December 2018, except for the adoption of the new and revised International Financial Reporting Standards (“IFRSs”) effective as of 1 January 2019.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

Amendments to IFRS 9	Prepayment Features with Negative Compensation
IFRS 16	Leases
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures
IFRIC-Int 23	Uncertainty over Income Tax Treatments
Annual Improvements 2015–2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

Other than as explained below regarding the impact of IFRS 16 Leases, the new and revised standards are not relevant to the preparation of the Group’s interim condensed consolidated financial information. The nature and impact of the new and revised IFRS are described below:

IFRS 16 replaces IAS 17 Leases, IFRIC-Int 4 Determining whether an Arrangement contains a Lease, SIC-Int 15 Operating Leases — Incentives and SIC-Int 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease

Under IFRS 16, a contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC-Int 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC-Int 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their standard-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components (e.g., property management services for leases of properties) as a single lease component.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of aircraft, engines, buildings and other equipment. As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low- value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

Impacts on transition

Lease liabilities at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at 1 January 2019 and included in lease liabilities.

For aircraft and engine lease, the right-of-use assets amounting to RMB31,510 million were recognised based on the carrying amount as if the standard had always been applied, except for the incremental borrowing rate where the Group applied the incremental borrowing rate at 1 January 2019. For the other leases, the right-of-use assets were measured at the amount of the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 on that date. The Group elected to present the right-of-use assets separately in the statement of financial position. This includes the lease assets recognised previously under finance leases of RMB94,416 million that were reclassified from property, plant and equipment.

The Group has used the following elective practical expedients when applying IFRS 16 at 1 January 2019:

•	Applied the short-term lease exemptions to leases with a lease term that ends within 12 months from the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend/terminate the lease

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics

•	Excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application

The impacts arising from the adoption of IFRS 16 as at 1 January 2019 are as follows:

Increase/(decrease)
RMB million
(Unaudited)
Assets
Increase in right-of-use assets	127,821
Decrease in property, plant and equipment	(94,416)
Decrease in prepayments for land use rights	(1,387)
Decrease in prepayments and other receivables	(403)
Increase in deferred tax assets	495

Increase in total assets	32,110

Liabilities
Decrease in current portion of obligations under finance leases	(9,364)
Increase in current portion of lease liabilities	14,549
Decrease in obligations under finance leases	(68,063)
Increase in lease liabilities	94,333
Increase in provision for return condition checks for aircraft under leases	3,689
Decrease in other long-term liabilities	(1,115)
Decrease in deferred tax liabilities	(84)

Increase in total liabilities	33,945

Equity
Decrease in retained earnings	(1,665)
Decrease in non-controlling interests	(170)

Decrease in total equity	(1,835)

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

The lease liabilities as at 1 January 2019 reconciled to the operating lease commitments as at 31 December 2018 is as follows:

RMB million
(Unaudited)
Operating lease commitments as at 31 December 2018	37,278
Weighted average incremental borrowing rate as at 1 January 2019	4.09%

Discounted operating lease commitments as at 1 January 2019	31,662
Less: Commitments relating to short-term leases and those leases with a remaining lease term ending on or before 31 December 2019	206
Commitments relating to leases of low-value assets	1
Add: Commitments relating to leases previously classified as finance leases	77,427

Lease liabilities as at 1 January 2019	108,882

Summary of new accounting policies

The accounting policy for leases as disclosed in the annual financial statements for the year ended 31 December 2018 is replaced with the following new accounting policies upon adoption of IFRS 16 from 1 January 2019:

Right-of-use assets

Right-of-use assets are recognised at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, lease payments made at or before the commencement date, and an estimate of costs to be incurred in restoring the underlying asset to the condition required by the terms and conditions of the lease less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognised right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. When a right-of-use asset meets the definition of investment property, it is included in investment properties. The corresponding right-of-use asset is initially measured at cost, and subsequently measured at historical cost less accumulated depreciation and provision for any impairment in value, in accordance with the Group’s policy for ‘investment properties’.

Lease liabilities

Lease liabilities are recognised at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognised as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in future lease payments arising from change in an index or rate, a change in the lease term, a change in the in-substance fixed lease payments or a change in assessment to purchase the underlying asset.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (continued)

Amounts recognised in the interim condensed consolidated statement of financial position and profit or loss

The carrying amounts of the Group’s right-of-use assets and lease liabilities, and the movement during the period are as follow:

	Right-of-use assets
	Aircraft			Lease
	and engines	Others	Sub-total	Liabilities
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
As at 1 January 2019	125,926	1,895	127,821	108,882
Additions	17,781	61	17,842	13,993
Depreciation charge	(6,141)	(129)	(6,270)	—
Transfer to property, plant and equipment	(5,531)	—	(5,531)	—
Disposal	(12)	—	(12)	—
Interest Expense	—	—	—	1,923
Payments	—	—	—	(11,993)
Effect of foreign exchange rate changes, net	—	—	—	131
Disposal of a subsidiary	—	(10)	(10)	(10)

As at 30 June 2019	132,023	1,817	133,840	112,926

The Group recognised rental expenses from short-term leases of RMB262 million and leases of low-value assets of RMB3 million and rental income from subleasing right-of-use assets of RMB44 million for the six months ended 30 June 2019.

4.	OPERATING SEGMENT INFORMATION

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one reportable operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under normal commercial terms and conditions that would be available to unrelated third parties.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

4.	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRS in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenues and profit before income tax, arising from different accounting policies are set out in Note 4(c) below.

		Six months ended 30 June 2019
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment revenue
Reportable segment revenue from external customers	57,639	1,145	—	—	58,784
Inter-segment sales	—	581	(581)	—	—

Reportable segment revenue	57,639	1,726	(581)	—	58,784

Reportable segment profit before income tax	2,176	272	—	262	2,710

Other segment information
Depreciation and amortisation	10,684	132	—	—	10,816
Impairment charges/Impairment losses on financial assets	3	—	—	—	3
Interest income	50	162	(167)	—	45
Interest expenses	2,533	123	(167)	—	2,489
Capital expenditure	19,159	194	—	—	19,353

		Six months ended 30 June 2018
	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Segment revenue
Reportable segment revenue from external customers	52,533	1,889	—	—	54,422
Inter-segment sales	—	379	(379)	—	—

Reportable segment revenue	52,533	2,268	(379)	—	54,422

Reportable segment profit before income tax	2,512	326	—	333	3,171

Other segment information
Depreciation and amortisation	7,415	115	—	—	7,530
Impairment charges/Impairment losses on financial assets	5	1	—	—	6
Interest income	54	164	(166)	—	52
Interest expenses	1,880	156	(166)	—	1,870
Capital expenditure	13,088	598	—	—	13,686

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

4.	OPERATING SEGMENT INFORMATION (continued)

(a)	CODM, office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources. (continued)

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
At 30 June 2019
Reportable segment assets	267,448	17,858	(9,540)	4,143	279,909
Reportable segment liabilities	214,714	15,175	(9,540)	18	220,367

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
At 31 December 2018
Reportable segment assets	221,208	19,255	(7,543)	3,845	236,765
Reportable segment liabilities	168,095	16,748	(7,543)	113	177,413

*

Unallocated assets primarily represent investments in associates and joint ventures, derivative financial instruments, financial asset at fair value through profit or loss and equity instruments designated at fair value through other comprehensive income. Unallocated results primarily represent the share of results of associates and joint ventures, fair value changes of derivative financial instruments and dividend income relating to equity instrument at fair value through profit or loss.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)

Traffic revenue from services within the Mainland China (the PRC excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, collectively known as “Regional”) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services are classified on the basis of where the services are performed.

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	39,028	36,459
International	17,667	16,111
Regional (Hong Kong, Macau and Taiwan)	2,164	1,930

	58,859	54,500

3)

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence segment non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

4.	OPERATING SEGMENT INFORMATION (continued)

(c)	Reconciliation of reportable segment revenues, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

		For the six months ended 30 June
		2019	2018
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
Revenue
Reportable segment revenue		58,784	54,422
— Reclassification of taxes relating to the expired tickets	(i)	75	78

Consolidated revenue		58,859	54,500

		For the six months ended 30 June
		2019	2018
	Note	RMB million	RMB million
		(Unaudited)	(Unaudited)
Profit before income tax
Reportable segment profit		2,710	3,171
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	(2)	(4)

Consolidated profit before income tax		2,708	3,167

		30 June 2019	31 December 2018
	Notes	RMB million	RMB million
		(Unaudited)	(Audited)
Assets
Reportable segment assets		279,909	236,765
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(ii)	8	10
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	(iii)	2,242	2,242

Consolidated assets		282,159	239,017

		30 June 2019	31 December 2018
		RMB million	RMB million
		(Unaudited)	(Audited)
Liabilities
Reportable segment liabilities		220,367	177,413
— Others		3	3

Consolidated liabilities		220,370	177,416

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

4.	OPERATING SEGMENT INFORMATION (continued)

Notes:

(i)	The difference represents the different classification of tax relating to the expired tickets under the PRC Accounting Standards and IFRS.

(ii)

The difference is attributable to the differences in the useful lives and residual values of aircraft and engines adopted for depreciation purposes in prior years under the PRC Accounting Standards and IFRS. Despite the depreciation policies of these assets which have been unified under IFRS and the PRC Accounting Standards in recent years, the changes were applied prospectively as changes in accounting estimates which result in the differences in the carrying amounts and related depreciation charges under IFRS and the PRC Accounting Standards.

(iii)

The difference represents the different measurement of the fair value of acquisition cost of the shares from Shanghai Airlines between the PRC Accounting standards and IFRS, which results in the different measurement of goodwill.

(d)	Seasonality of operations

The civil aviation industry is subject to seasonal fluctuations, with peak demand during the holiday season in the second half of the year. As such, the revenues and results of the Group in the first half of the year are generally lower than those in the second half of the year.

5.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Revenue from contracts with customers
Traffic revenues	55,323	50,790
Tour operations income	897	1,182
Ground service income	518	625
Commission income	52	46
Ticket cancellation fee	1,082	991
Others	907	850
Revenue from other sources
Gross rental income	80	16

	58,859	54,500

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

5.	REVENUE (continued)

Disaggregated revenue information for revenue from contracts with customers

	For the six months ended 30 June 2019
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Type of goods or services
Traffic revenues
— Passenger	53,581	—	53,581
— Cargo and mail	1,742	—	1,742
Tour operations income	—	897	897
Ground service income	518	—	518
Commission income	52	—	52
Ticket cancellation fee	1,082	—	1,082
Others	659	248	907

Total revenue from contracts with customers	57,634	1,145	58,779

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	37,803	1,145	38,948
International	17,667	—	17,667
Regional (Hong Kong, Macau and Taiwan)	2,164	—	2,164

Total revenue from contracts with customers	57,634	1,145	58,779

	For the six months ended 30 June 2018
	Airline
	transportation	Others
Segments	operations	operations	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Type of goods or services
Traffic revenues
— Passenger	49,045	—	49,045
— Cargo and mail	1,745	—	1,745
Tour operations income	—	1,182	1,182
Ground service income	625	—	625
Commission income	46	—	46
Ticket cancellation fee	991	—	991
Others	159	691	850

Total revenue from contracts with customers	52,611	1,873	54,484

Geographical markets
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	34,570	1,873	36,443
International	16,111	—	16,111
Regional (Hong Kong, Macau and Taiwan)	1,930	—	1,930

Total revenue from contracts with customers	52,611	1,873	54,484

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

6.	OTHER OPERATING INCOME AND GAINS

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Co-operation routes income (note (a))	2,302	2,164
Routes subsidy income (note (b))	382	441
Other subsidy income (note (c))	292	210
Gain on disposal of property, plant and equipment	3	5
Dividend income from financial asset at fair value through profit or loss	3	5
Dividend income from equity investments designated at fair value through other comprehensive income	3	—
Compensation from ticket sales agents	127	154
Fair value changes of derivative financial instruments	—	273
Gain on disposal of a subsidiary	64	—
Others	231	138

	3,407	3,390

Notes:

(a)

Co-operation routes income represents subsidies granted by various local authorities and other parties, with which the Group developed certain routes to support the development of local economy. The amounts granted are calculated based on the agreements entered into by all parties.

(b)	Routes subsidy income represents subsidies granted by various authorities to support certain international and domestic routes operated by the Group.
(c)	Other subsidy income represents subsidies granted by various local authorities based on certain amounts of tax paid and other government grants.
(d)	There are no unfulfilled conditions and other contingencies related to subsidies that were recognised for the six months ended 30 June 2019 and 2018.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

7.	FINANCE COSTS

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Interest on bank borrowings	646	814
Interest relating to lease liabilities	1,923	1,176
Interest relating to post-retirement benefit obligations	60	48
Interest on bonds and debentures	241	230
Interest relating to interest rate swap contracts	(35)	13
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note (a)) (Note 15)	(346)	(411)

	2,489	1,870
Foreign exchange losses, net (note (b))	196	588
Less: amounts capitalised into advanced payments on acquisition of aircraft (Note 15)	—	(42)

	2,685	2,416

Notes:

(a)	The weighted average interest rate used for interest capitalization is 3.52% per annum for the six months ended 30 June 2019 (for the six months ended 30 June 2018: 3.50%).
(b)	The exchange losses primarily related to the translation of the Group’s foreign currency denominated borrowings and lease liabilities for the six months ended 30 June 2019.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

8.	INCOME TAX

Income tax charged to profit or loss was as follows:

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Current	562	750
Deferred	14	(85)

	576	665

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No. 58), and other series of tax regulations, enterprises located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced corporate income tax rate of 15% from 2011 to 2020 upon approval from the tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from the tax authorities and has been entitled to a reduced corporate income tax rate of 15% from 1 January 2011. The Company’s Sichuan branch, Gansu branch and Xibei branch also obtained approvals from the respective tax authorities and are entitled to a reduced corporate income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2018:16.5%). Eastern E-commerce, a subsidiary of the Company, qualifying for High and New Technology Enterprise (HNTE) status pursuant to the “Administrative measures for the determination of high and new technology enterprises” (Guokehuofa [2016] No. 32), has been entitled to a reduced corporate income tax rate of 15% from 1 January 2018 as approved by the tax authorities.

The Company and its subsidiaries, except for CEA Yunnan, Eastern E-commerce, Sichuan branch, Gansu branch, Xibei branch and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2018: 25%).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

9.	DISPOSAL OF A SUBSIDIARY

On 19 March 2019, the Company and Greenland Holdings Corporation Limited (“Greenland Holdings”) entered into a capital injection and share expansion agreement. According to the agreement, Greenland Holdings agreed to inject capital into Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”), previously a wholly-owned subsidiary of the Company, and subscribe its newly issued shares with monetary capital in an aggregate amount of RMB251 million. As of 17 May 2019, the capital injection and share expansion has been completed. After that, the Company’s equity interest in Shanghai Airlines Tours was diluted to 35%, and Greenland Holdings held 65% of the equity interest in Shanghai Airlines Tours.

The details of the assets and liabilities disposed of relating to the disposal of a subsidiary are summarised as follows:

At date of disposal
RMB million
(Unaudited)
Net assets disposed of:
Property, plant and equipment	26
Right-of-use assets	10
Investments in associates	10
Other non-current assets	2
Prepayments and other receivables	278
Restricted bank deposits and short-term bank deposits	251
Trade and notes receivables	115
Cash and cash equivalents	90
Trade and bills payables	(79)
Contract liabilities	(284)
Other payables and accruals	(378)
Lease liabilities	(10)

Net assets	31
Gain on disposal of a subsidiary	64

Satisfied by:
Investment in an associate	95

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

2019
RMB million
(Unaudited)
Cash consideration	—
Cash and bank balances in a subsidiary disposed of	90

Net outflow of cash and cash equivalents in respect of the disposal of a subsidiary	(90)

10.	DIVIDEND

The Board has not recommended any dividend for the six months ended 30 June 2019 (for the six months ended 30 June 2018: Nil).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

11.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited consolidated profit attributable to equity holders of the Company of approximately RMB1,941 million and the weighted average number of shares of 14,467 million in issue during the six months ended 30 June 2019. The Company had no potentially dilutive ordinary shares in issue for the six months ended 30 June 2019 (for the six months ended 30 June 2018: Nil).

12.	PROFIT APPROPRIATION

No appropriation to the statutory reserves has been made for the six months ended 30 June 2019 (for the six months ended 30 June 2018: Nil). Such appropriations will be made at year end in accordance with the relevant PRC regulations and the Articles of Association of individual group companies.

13.	PROPERTY, PLANT AND EQUIPMENT

	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 31 December 2018	162,981	17,123	180,104
Effect of adoption of IFRS 16	(94,416)	—	(94,416)

Carrying amount at 1 January 2019	68,565	17,123	85,688
Transfers from advanced payments on acquisition of aircraft (Note 15)	343	—	343
Other additions	2,226	2,193	4,419
Transfer from investment properties	—	39	39
Transfer from other non-current assets	5,531	176	5,707
Depreciation charges	(3,590)	(604)	(4,194)
Disposal of a subsidiary	—	(26)	(26)
Disposals	(32)	(15)	(47)

Carrying amount at 30 June 2019	73,043	18,886	91,929

	Aircraft, engines
	and flight
	equipment	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2018	153,754	13,102	166,856
Transfers from advanced payments on acquisition of aircraft (Note 15)	4,754	—	4,754
Other additions	4,872	2,368	7,240
Transfer from investment properties	—	9	9
Transfer from other non-current assets	—	293	293
Depreciation charges	(6,697)	(510)	(7,207)
Assets included in held for sale	(103)	—	(103)
Disposals	(558)	(31)	(589)

Carrying amount at 30 June 2018	156,022	15,231	171,253

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

14.	INTANGIBLE ASSETS

	Goodwill
	(Note)	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2019	11,270	339	11,609
Additions	—	82	82
Amortisation	—	(63)	(63)
Disposal	—	(2)	(2)

Carrying amount at 30 June 2019	11,270	356	11,626

	Goodwill
	(Note)	Others	Total
	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)
Carrying amount at 1 January 2018	11,270	326	11,596
Additions	—	87	87
Amortisation	—	(81)	(81)

Carrying amount at 30 June 2018	11,270	332	11,602

Notes:

The balance represents goodwill arising from the acquisition of Shanghai Airlines. Goodwill is attributable to strengthening the competitiveness of the Group’s airline transportation operations, attaining synergy through integration of the resources and providing the evolution of Shanghai international air transportation centre. For the purpose of impairment assessment, goodwill was allocated to the CGU that the Group operates and benefits from the acquisition.

15.	ADVANCED PAYMENTS ON ACQUISITION OF AIRCRAFT

	For the six months ended 30 June
	2019	2018
	RMB million	RMB million
	(Unaudited)	(Unaudited)
At 1 January	21,942	24,752
Additions	3,753	5,487
Interest capitalised (Note 7)	346	453
Transfer to property, plant and equipment (Note 13)	(343)	(4,754)
Transfer to right-of-use assets	(7,470)	—

At 30 June	18,228	25,938

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

16.	TRADE AND NOTES RECEIVABLES

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade receivables	2,283	1,525
Notes receivable	—	4

	2,283	1,529
Impairment	(86)	(93)

	2,197	1,436

An ageing analysis of the trade receivables as at the end of the reporting period, based on the invoice/billing date and net of loss allowance, is as follows:

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Within 90 days	2,116	1,354
91 to 180 days	27	52
181 to 365 days	30	11
Over 365 days	24	15

	2,197	1,432

17.	TRADE AND BILLS PAYABLES

An ageing analysis of the trade and bills payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Within 90 days	2,509	3,594
91 to 180 days	73	49
181 to 365 days	93	157
1 to 2 years	119	100
Over 2 years	66	140

	2,860	4,040

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

18.	LEASE LIABILITIES

		Present values
	Minimum lease	of minimum
	payments	lease payments
	30 June 2019	30 June 2019
	RMB million	RMB million
	(Unaudited)	(Unaudited)
Within one year	18,863
In the second year	17,672
In the third to fifth years, inclusive	46,045
After the fifth year	51,103

Total	133,683	112,926
Less: amounts repayable within one year	(18,863)	(14,581)

Non-current portion	114,820	98,345

19.	BORROWINGS

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Non-current
Long-term bank borrowings
— secured	3,456	3,934
— unsecured	832	4,556
Guaranteed bonds	13,513	13,377
Unsecured bonds	7,000	4,000

	24,801	25,867

Current
Current portion of long-term bank borrowings
— secured	949	997
— unsecured	1,014	76
Current portion of guaranteed bonds	711	732
Current portion of unsecured bonds	1,825	4,834
Short-term bank borrowings
— unsecured	2,756	8,120
Short-term debentures	25,500	14,500

	32,755	29,259

	57,556	55,126

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

20.	SHARE CAPITAL

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Registered, issued and fully paid of RMB1.00 each
A shares listed on The Shanghai Stock Exchange (“A Shares”)	9,808	9,808
H shares listed on The Stock Exchange of Hong Kong Limited (“H Shares”)	4,659	4,659

	14,467	14,467

Pursuant to articles 49 and 50 of the Company’s articles of association, both the listed A shares and listed H shares are registered ordinary shares and carry equal rights.

21.	COMMITMENTS

The Group had the following capital commitments at the end of the reporting period:

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Contracted for:
— Aircraft, engines and flight equipment (Note)	51,550	70,998
— Other property, plant and equipment	4,600	6,481
— Investments	590	590

	56,740	78,069

Note:

Contracted expenditures for the above aircraft, engines and flight equipment, including deposits prior to delivery, subject to future inflation increase built into the contracts were expected to be paid as follows:

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Within one year	23,093	29,187
In the second year	17,389	24,735
In the third year	8,467	11,809
In the fourth year	2,008	4,674
Over four years	593	593

	51,550	70,998

The above capital commitments represent the future outflow of cash or other resources.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS

The Group is controlled by CEA Holding, which directly owns 35.06% of the Company’s shares as at 30 June 2019 (2018: 35.06%). In addition, through CES Global Holdings (Hong Kong) Limited and CES Finance Holding Co., Limited, two wholly-owned subsidiaries of CEA Holding, CEA Holding indirectly owns additional shares of the Company of approximately 18.15% and 3.16% respectively as at 30 June 2019 (2018: 18.15% and 3.16%).

The Company is a state-owned enterprise established in the PRC and is controlled by the PRC government, which also owns a significant portion of the productive assets in the PRC. In accordance with IAS 24 “Related Party Disclosures”, government-related entities and their subsidiaries, directly or indirectly controlled, jointly controlled or significantly influenced by the PRC government are defined as related parties of the Group. On that basis, related parties include CEA Holding and its subsidiaries (other than the Group), other government-related entities and their subsidiaries (“Other State-owned Enterprises”), other entities and corporations over which the Company is able to control or exercise significant influence and key management personnel of the Company as well as their close family members.

For the purpose of the related party transaction disclosures, the directors of the Company believe that meaningful information in respect of related party transactions has been adequately disclosed.

(a)	Nature of related parties that do not control or controlled by the Group:

Name of related party	Relationship with the Group
Eastern Air Group Finance Co., Ltd. (“Eastern Air Finance”)	Associate of the Company
Eastern Aviation Import & Export Co., Ltd. and its subsidiaries
(“Eastern Import & Export”)	Associate of the Company
Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd. (“Shanghai P&W”)	Associate of the Company
Eastern Aviation Advertising Service Co., Ltd. (“Eastern Advertising”)	Associate of the Company
Shanghai Collins Aviation Maintenance Service Co., Ltd. (“Collins Aviation”)	Associate of the Company
CAE Melbourne Flight Training Pty Limited (“CAE Melbourne”)	Joint venture of the Company
Shanghai Eastern Union Aviation Wheels & Brakes Maintenance Services Overhaul Engineering Co., Ltd. (“Wheels & Brakes”)	Joint venture of the Company
Shanghai Technologies Aerospace Co., Ltd. (“Technologies Aerospace”)	Joint venture of the Company
Eastern China Kaiya System Integration Co., Ltd. (“China Kaiya”)	Joint venture of the Company
Shanghai Hute Aviation Technology Co., Ltd. (“Shanghai Hute”)	Joint venture of the Company
CEA Development Co., Limited and its subsidiaries (“CEA Development”)	Controlled by the same parent company
China Eastern Air Catering Investment Co., Limited and its subsidiaries (“Eastern Air Catering”)	Controlled by the same parent company
CES International Financial Leasing Corporation Limited and its subsidiaries (“CES Lease Company”)	Controlled by the same parent company
Shanghai Eastern Airlines Investment Co., Ltd. (“Eastern Investment”)	Controlled by the same parent company
Shanghai Eastern Airlines Logistics Co., Ltd. and its subsidiaries (“Eastern Logistics”)	Controlled by the same parent company

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS (continued)

(a)	Nature of related parties that do not control or controlled by the Group: (continued)

Name of related party	Relationship with the Group
Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”)	Controlled by the same parent company
CES Finance Holding Co., Limited (“CES Finance”)	Controlled by the same parent company and a substantial shareholder of the Company
CES Global Holdings (Hong Kong) Limited (“CES Global”)	Controlled by the same parent company and a substantial shareholder of the Company
Hong Kong Securities Clearing Company Ltd. (“HKSCC”)	A substantial shareholder of the Company
TravelSky Technology Limited (“TravelSky”)	A director and vice president of the Company is a director of Travelsky
China Aviation Supplies Holding Company and its subsidiaries (“CASC”)	A director and vice president of the Company is a director of CASC
Air France-KLM Group (“AFK”)	A director and vice president of the Company is a director of AFK

(b)	Related party transactions

			For the six months
		Pricing policy	ended 30 June
Nature of transaction	Related party	and decision	2019	2018
		process	RMB million	RMB million
			(Unaudited)	(Unaudited)
Purchase of goods and services
Payments on food and beverages*	Eastern Air Catering	(i)	756	634
	CEA development	(i)	—	30
	Eastern Import & Export	(i)	35	34
Handling charges for purchase of aircraft, flight equipment, flight equipment spare parts, other property, plant and flight equipment and repairs for aircraft and engines*	Eastern Import & Export	(i)	94	94
Repairs and maintenance expense	Shanghai P&W	(i)	685	1,347
for aircraft and engines	Technologies Aerospace	(i)	110	129
	Wheels & Brakes	(i)	69	64
	Shanghai Hute	(i)	43	34
Payments on cabin cleaning services	Eastern Advertising	(i)	10	9
Advertising expense*	Eastern Advertising	(i)	10	9
Payments on system services	China Kaiya	(i)	7	6
Equipment maintenance fee*	Collins Aviation	(i)	7	13
	CEA Development	(i)	63	17

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

			For the six months
		Pricing policy	ended 30 June
Nature of transaction	Related party	and decision	2019	2018
		process	RMB million	RMB million
			(Unaudited)	(Unaudited)
Purchase of goods and services
Automobile maintenance service, aircraft maintenance, providing transportation automobile and other products*	CEA Development	(i)	3	31
Property management and green maintenance expenses*	CEA Development	(i)	50	63
Payments on hotel accommodation service*	CEA Development	(i)	41	66
Civil aviation information network services**	TravelSky	(i)	361	333
Flight equipment spare parts maintenance**	CASC	(i)	66	51
Flight training fee	CAE Melbourne	(i)	23	30
Payments on aviation transportation cooperation and support services**	AFK	(i)	247	209
Land and building rental*	CEA Holding	(i)	17	27
Payments on logistics services	Eastern Import & Export	(i)	49	48
Bellyhold space operation cost*	Eastern Logistics	(i)	139	80
Bellyhold space management*	Eastern Logistics	(i)	—	32
Transfer of pilots	Eastern Logistics	(i)	2	22
Cargo terminal business support services*	Eastern Logistics	(i)	281	8

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

			For the six months
		Pricing policy	ended 30 June
Nature of transaction	Related party	and decision	2019	2018
		process	RMB million	RMB million
			(Unaudited)	(Unaudited)
Provision of services
Contractual income from bellyhold space*	Eastern Logistics	(i)	1,741	912
Freight logistics support services*	Eastern Logistics	(i)	68	50
Media royalty fee	Eastern Advertising	(i)	7	8
Aviation transportation cooperation and support services**	AFK	(i)	304	440
Lease Payments
Lease Payments*	CES Lease Company	(ii)	2,478	—
Payments on finance leases*	CES Lease Company	(ii)	—	1,808
Payments on operating leases*	CES Lease Company	(ii)	—	58
Interest expense
Interest expense on loans	CEA Holding	(iii)	11	2
	Eastern Air Finance	(iii)	1	—
Interest income
Interest income on deposits	Eastern Air Finance	(iii)	10	31

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS (continued)

(b)	Related party transactions (continued)

(i)	The Group’s pricing policies on goods and services purchased from and provided to related parties are mutually agreed between contract parties.

(ii)	The Group’s pricing policies on related party lease payments are mutually agreed between contract parties.

(iii)	The Group’s pricing policies on related party interest rates are mutually agreed based on benchmark interest rates.

(iv)	The Group’s pricing policies on transfer of equity or disposal of investments are mutually agreed based on the valuation prices.

*

These related party transactions also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”).

**	This related party transaction constitutes a continuing connected transaction pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

During the six months ended 30 June 2019 and 2018, the Group’s significant transactions with entities that are controlled, jointly controlled or significantly influenced by the PRC government mainly include most of its bank deposits/borrowings and the corresponding interest income/expense and part of sales and purchases of goods and services. The price and other terms of such transactions are set out in the agreements governing these transactions or as mutually agreed.

(c)	Balances with related parties

(i)	Amounts due from related parties

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade and notes receivables
Eastern Logistics	143	—
Eastern Air Catering	1	1
Others	5	—

	149	1

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(i)	Amounts due from related parties (continued)

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Prepayments and other receivables
Eastern Import & Export	346	133
Technologies Aerospace	31	31
Eastern Air Catering	1	16
Eastern Advertising	—	28
CEA Development	2	7
CEA Holding	9	25
CASC	13	12
CES Global	—	3
Others	32	23

	434	278

All the amounts due from related parties are trade in nature, interest-free and payable within normal credit terms.

(ii)	Amounts due to related parties

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Trade and bills payables
Eastern Import & Export	66	229
Eastern Logistics	—	167
Eastern Air Catering	—	272
Technologies Aerospace	7	141
CEA development	24	15
Collins Aviation	7	1
CEA Holding	15	13
CASC	6	18
Shanghai Hute	9	15
TravelSky	—	333
Wheels & Brakes	11	14
Others	1	1

	146	1,219

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(ii)	Amounts due from related parties (continued)

	30 June 2019	31 December 2018
	RMB million	RMB million
	(Unaudited)	(Audited)
Other payables and accruals
Eastern Import & Export	352	129
Shanghai P&W	386	315
Eastern Air Catering	379	1
CEA Holding	53	104
Technologies Aerospace	90	—
CEA Development	3	49
TravelSky	361	—
Eastern Advertising	—	3
China Kaiya	—	2
CAE Melbourne	199	311
Eastern Investment	1	10
CES Lease Company	151	164
CASC	2	2
Others	13	3

	1,990	1,093

Contract liabilities
CASC	6	—
Eastern Logistics	—	6

	6	6

Lease liabilities
CES Lease Company	40,055	—

Obligations under finance leases
CES Lease Company	—	30,190

Except for the amounts due to CES Lease Company, which are related to the aircraft under finance leases, all other amounts due to related parties are interest-free and payable within normal credit terms given by trade creditors.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

22.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties (continued)

(iii)	Short-term deposits, loan and borrowings with related parties

	Average interest rate
	For the six months
	ended 30 June
			30 June	31 December
	2019	2018	2019	2018
			RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Short-term deposits (included in cash and cash equivalents)
Eastern Air Finance	0.35%	0.35%	245	282
Short-term borrowings Eastern Air Finance	3.48%	—	556	—
Long-term borrowings CEA Holding	3.73%	3.70%	828	528
Loan to joint venture CAE Melbourne	8.00%	8.00%	17	20

(d)	Guarantees by the holding company

As at 30 June 2019, bonds of the Group guaranteed by CEA Holding amounted to RMB7.8 billion (2018: RMB7.8 billion).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

23.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, were as follows:

	30 June 2019		31 December 2018
	Carrying		Carrying
	amounts	Fair values	amounts	Fair values
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Financial assets
Equity investments designated at fair value through other comprehensive income	1,259	1,259	1,247	1,247
Financial asset at fair value through profit and loss	114	114	96	96
Derivative financial assets	130	130	223	223
Deposits relating to aircraft held under leases included in other non-current assets	190	179	190	167

	1,693	1,682	1,756	1,733

Financial liabilities
Derivative financial liabilities	19	19	29	29
Long-term borrowings	29,300	29,209	32,506	32,560
Lease liabilities	112,926	109,715	—	—
Obligations under finance leases	—	—	68,063	64,521

	142,245	138,943	109,962	107,385

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

23.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Management has assessed that the fair values of cash and cash equivalents, restricted bank deposits and short-term bank deposits, trade and notes receivables, trade and bills payables, financial assets included in prepayments and other receivables, financial liabilities included in other payables and accruals, short-term bank borrowings and short-term guaranteed bonds approximate to their carrying amounts largely due to the short-term maturities of these instruments.

The fair values of the deposits relating to aircraft held under operating leases included in other non-current assets, long-term borrowings and lease liabilities have been measured using significant observable inputs and calculated by discounting the expected future cash flows using rates currently available for instruments with similar terms, credit risk and remaining maturities.

The Group enters into derivative financial instruments, including forward currency contracts and interest rate swaps with various counterparties, principally financial institutions with high credit ratings.

Derivative financial instruments are measured using valuation techniques similar to forward pricing and swap models, using present value calculations. The models incorporate various market observable inputs including the foreign exchange spot and forward rates and interest rate curves. The carrying amounts of forward currency contracts and interest rate swaps are the same as their fair values.

As at 30 June 2019, the marked to market value of the derivative asset position is net of a credit valuation adjustment attributable to derivative counterparty default risk. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and other financial instruments recognised at fair value.

The fair values of listed equity investments are based on quoted market prices. The fair values of unlisted equity investments designated at fair value through other comprehensive income have been estimated using a market-based valuation technique based on assumptions that are not supported by observable market prices or rates. The valuation requires the directors to determine comparable public companies (peers) based on industry, size, leverage and strategy, and calculates an appropriate price multiple, such as enterprise value to earnings before interest, taxes, depreciation and amortisation (“EV/EBITDA”) multiple and price to earnings (“P/E”) multiple, for each comparable company identified. The multiple is calculated by dividing the enterprise value of the comparable company by an earnings measure. The trading multiple is then discounted for considerations such as illiquidity and size differences between the comparable companies based on company-specific facts and circumstances. The discounted multiple is applied to the corresponding earnings measure of the unlisted equity investments to measure the fair value. The directors believe that the estimated fair values resulting from the valuation technique, which are recorded in the consolidated statement of financial position, and the related changes in fair values, which are recorded in other comprehensive income, are reasonable, and that they were the most appropriate values at the end of the reporting period.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

23.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Below is a summary of significant unobservable inputs to the valuation of financial instruments together with a quantitative sensitivity analysis as at 30 June 2019 and 31 December 2018:

		Significant		Sensitivity of fair
	Valuation	unobservable		value to the
	technique	input	Range	input
Unlisted equity investments	Valuation	Discount for	30 June 2019:	1% (31 December
	multiples	lack of	19% to 38%	2018: 1%)
		marketability	(31 December	increase/
			2018: 19%	decrease in
			to 41%)	multiple would
result in increase/
decrease in fair
value by
RMB12 million
(31 December
2018:
RMB11 million)

The discount for lack of marketability represents the amounts of premiums and discounts determined by the Group that market participants would take into account when pricing the investments.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

23.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets and liabilities measured at fair value:

As at 30 June 2019

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Equity investments designated at fair value through other comprehensive income	401	—	858	1,259
Derivative financial assets
— Interest rate swaps	—	49	—	49
— Forward currency contracts	—	81	—	81
Financial asset at fair value through profit or loss	114	—	—	114

	515	130	858	1,503

Liabilities
Derivative financial liabilities
— Interest rate swaps	—	3	—	3
— Forward currency contracts	—	16	—	16

	—	19	—	19

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

23.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities measured at fair value: (continued)

As at 31 December 2018

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)
Assets
Equity investments designated at fair value through other comprehensive income	510	—	737	1,247
Derivative financial assets
— Interest rate swaps	—	223	—	223
Financial asset at fair value through profit or loss	96	—	—	96

	606	223	737	1,566

Liabilities
Derivative financial liabilities
— Forward currency contracts	—	29	—	29

During the period, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities (six months ended 30 June 2018: Nil).

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION (continued)

30 June 2019

23.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (continued)

Fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed:

As at 30 June 2019
	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Assets
Deposits relating to aircraft held under operating leases included in other non-current assets	—	179	—	179

Liabilities
Long-term borrowings	2,874	26,335	—	29,209
Lease liabilities	—	109,715	—	109,715

	2,874	136,050	—	138,924

As at 31 December 2018

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB million	RMB million	RMB million	RMB million
	(Audited)	(Audited)	(Audited)	(Audited)
Assets
Deposits relating to aircraft held under operating leases included in other non-current assets	—	167	—	167

Liabilities
Long-term borrowings	2,861	29,699	—	32,560
Obligations under finance leases	—	74,796	—	74,796

	2,861	104,495	—	107,356

SUMMARY OF OPERATING DATA

	For the six months ended 30 June
	2019	2018	Change
Passenger transportation data
ASK (available seat – kilometres) (millions)	131,476.46	119,134.68	10.36%
— Domestic routes	83,678.57	74,574.31	12.21%
— International routes	44,385.66	41,438.31	7.11%
— Regional routes	3,412.23	3,122.06	9.29%
RPK (revenue passenger – kilometres) (millions)	108,681.66	98,256.55	10.61%
— Domestic routes	69,804.19	62,498.00	11.69%
— International routes	36,067.31	33,198.52	8.64%
— Regional routes	2,810.16	2,560.03	9.77%
Number of passengers carried (thousands)	64,007.74	58,935.66	8.61%
— Domestic routes	53,214.00	49,037.32	8.52%
— International routes	8,725.00	8,026.85	8.70%
— Regional routes	2,068.74	1,871.50	10.54%
Passenger load factor (%)	82.66	82.48	0.19	pts
— Domestic routes	83.42	83.81	-0.39	pts
— International routes	81.26	80.12	1.14	pts
— Regional routes	82.36	82.00	0.36	pts
Passenger – kilometres yield (RMB) (including fuel surcharge)Note	0.514	0.521	-1.34%
— Domestic routes	0.533	0.547	-2.56%
— International routes	0.459	0.458	0.22%
— Regional routes	0.755	0.713	5.89%
Passenger – kilometres yield (RMB) (excluding fuel surcharge)Note	0.477	0.486	-1.85%
— Domestic routes	0.531	0.546	-2.75%
— International routes	0.358	0.358	0.00%
— Regional routes	0.674	0.658	2.43%

	For the six months ended 30 June
	2019	2018	Change
Freight transportation data
AFTK (available freight tonne – kilometres) (millions)	4,449.05	3,897.76	14.14%
— Domestic routes	1,590.11	1,378.40	15.36%
— International routes	2,751.29	2,422.52	13.57%
— Regional routes	107.65	96.83	11.17%
RFTK (revenue freight tonne – kilometres) (millions)	1,327.06	1,247.94	6.34%
— Domestic routes	441.14	427.70	3.14%
— International routes	871.11	803.52	8.41%
— Regional routes	14.81	16.72	-11.42%
Weight of freight carried (million kg)	448.01	439.84	1.86%
— Domestic routes	312.51	311.12	0.45%
— International routes	122.95	114.44	7.44%
— Regional routes	12.55	14.29	-12.19%
Freight load factor (%)	29.83	32.02	-2.19	pts
— Domestic routes	27.74	31.03	-3.29	pts
— International routes	31.66	33.17	-1.51	pts
— Regional routes	13.76	17.26	-3.51	pts
Freight tonne – kilometres yield (RMB) (including fuel surcharge)Note	1.313	1.398	-6.08%
— Domestic routes	1.077	1.174	-8.26%
— International routes	1.368	1.435	-4.67%
— Regional routes	5.064	5.383	-5.93%
Freight tonne – kilometres yield (RMB) (excluding fuel surcharge)Note	1.313	1.365	-3.81%
— Domestic routes	1.077	1.127	-4.44%
— International routes	1.368	1.414	-3.25%
— Regional routes	5.064	5.144	-1.56%

	For the six months ended 30 June
	2019	2018	Change
Consolidated data
ATK (available tonne – kilometres) (millions)	16,281.93	14,619.88	11.37%
— Domestic routes	9,121.18	8,090.09	12.75%
— International routes	6,746.00	6,151.97	9.66%
— Regional routes	414.75	377.82	9.77%
RTK (revenue tonne – kilometres) (millions)	10,914.44	9,925.09	9.97%
— Domestic routes	6,606.33	5,953.66	10.96%
— International routes	4,045.83	3,729.24	8.49%
— Regional routes	262.28	242.19	8.29%
Overall load factor (%)	67.03	67.89	-0.85	pts
— Domestic routes	72.43	73.59	-1.16	pts
— International routes	59.97	60.62	-0.64	pts
— Regional routes	63.24	64.10	-0.86	pts
Revenue tonne – kilometres yield (RMB) (including fuel surcharge)Note	5.280	5.335	-1.03%
— Domestic routes	5.704	5.823	-2.04%
— International routes	4.386	4.389	-0.07%
— Regional routes	8.373	7.911	5.84%
Revenue tonne – kilometres yield (RMB) (excluding fuel surcharge)Note	4.912	4.979	-1.35%
— Domestic routes	5.684	5.814	-2.24%
— International routes	3.484	3.496	-0.34%
— Regional routes	7.507	7.308	2.72%

Note:	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In the first half of 2019, the Group introduced a total of 25 aircraft of major models and a total of one aircraft retired. With the introduction of new aircraft models including A350-900, B787-9 and A320NEO, the Group’s fleet age structure has maintained to be young.

As at 30 June 2019, the Group operated a fleet of 719 aircraft, which included 704 passenger aircraft and 15 business aircraft self-owned and held under trust.

Fleet structure as at 30 June 2019

(Units)

			Under	Under		Average
		Self-	finance	operating	Sub-	fleet age
No.	Model	owned	lease	lease	total	(years)
1	B777-300ER	10	10	0	20	3.4
2	B787-9	0	8	0	8	0.5
3	A350-900	0	6	0	6	0.4
4	A330 Series	22	29	5	56	5.6
Total number of wide-body aircraft		32	53	5	90	4.3

5	A320 Series	129	119	68	316	7.0
6	B737 Series	84	91	123	298	5.5
Total number of narrow-body aircraft		213	210	191	614	6.3

Total number of passenger aircraft		245	263	196	704	6.1

Total number of business aircraft held under trust					15

Total number of aircraft					719

Notes:

1.	A330 series aircraft include A330-200 and A330-300 aircraft;
2.	A320 series aircraft include A319, A320, A320NEO and A321 aircraft; and
3.	B737 series aircraft include B737-700, B737-800 and B737 MAX 8 aircraft. Considering the safety risks of B737 MAX 8, the Group suspended the commercial operation of 14 aircraft of such model.

REPORT OF THE BOARD

In the first half of 2019, the global economy slowed down and faced with increasing instabilities and uncertainties. In China, the economy remained generally stable and maintained steady growth, whilst also facing the pressure of downturn. The global aviation industry continued to grow with a deceleration in growth rate. China’s civil aviation industry continued to maintain a more rapid growth rate, while at the same time it is also facing challenges such as significant weakening of momentum of global economic growth, significant intensifying of trade friction, increase in volatility for industry growth and increase in fluctuations of exchange rates.

Amid the complex and complicated situation, the Group adhered to maintaining a steady progress, proactively tackled risks and challenges, ensured a stable and controlled safety situation, strengthened hub construction and marketing, enhanced fine operations and service quality, actively explored external cooperation and steadily advanced major projects such as the construction of the Beijing Daxing International Airport CEA Base and the S1 Satellite Hall of Shanghai Pudong International Airport as well as the non-public issuance of shares, making good progress in various works.

In the first half of 2019, the Group served 64.0077 million passengers, representing a year-on-year increase of 8.61%. Revenue amounted to RMB58,859 million, representing a year-on-year increase of 8.00%. In the first half of 2019, the Company’s net profit attributable to shareholders of the parent company amounted to RMB1,941 million, representing a year-on-year decrease of 14.83%.

•	Safe Operation

The Group consistently prioritises safety work and always values safe operation and the stability of safety situation. The Group firmly ensured the mainline of “prevention of risks, mitigation of potential hazards and avoidance of accidents” and further enhanced its safety and risk prevention and control system. The Group strengthened the safety supervision on key units, enhanced the investigation and control of potential safety hazards and further implemented the accountability system for safe operation. The Group conducted safety and emergency drills and launched the coordinated emergency platform to improve the efficiency of emergency response; scientifically analysed and properly handled the potential safety hazards of the B737 MAX8 model and suspended the commercial operation of such model.

In the first half of 2019, the Group’s fleet had 1,195,900 safe flying hours in total, which increased by 9.06% over the same period last year. The Group’s fleet had 486,500 take-off and landing flights, which have increased by 7.42% over the same period last year.

•	Hub Network

Focusing on the hub network, the Group optimised the route network layout and operating efforts, with an emphasis on enhancing its market share and influence in the core market. In the first half of 2019, the Group’s market shares in Shanghai, Beijing, Kunming and Xi’an hubs were 40.62%, 18.53%, 37.75% and 29.03%, respectively. Through the scientific matching of route capacity and the optimisation of transit connection, the effect of hub network has gradually appeared. The domestic and international transits of the Shanghai Pudong and Kunming hubs have shown a growing trend. In the Shanghai Pudong hub, the number of passengers for OD (Origin and Destination) interline transits increased by 12.38% over the same period last year and transit revenue increased by 16.01% over the same period last year. In the Kunming hub, the number of passengers for domestic-international transits increased by 26.00% over the same period last year.

The Group focused on the national strategy of “Yangtze River Delta Integration”, aiming at strengthening the construction of a core hub in Shanghai and serving the coordinated development of the construction of “Five Centers” in Shanghai and the regional economy. In the first half of 2019, the Group introduced new international routes such as Shanghai — Budapest, — Hanamaki, — Yangon and — Mandalay and new domestic routes such as Shanghai — Xinyang and — Wudangshan, and arranged more flights for international, regional and domestic routes such as Shanghai — Madrid, — Prague, — Dubai, — Macau, — Chengdu and — Hohhot. The Group actively prepared for the commencement of operation of the S1 Satellite Hall of Shanghai Pudong International Airport to enhance the value and competitive edges of Shanghai as a core hub. The Group actively seized operational resources in Pudong Airport, coordinated the planning of ground service procedures and comprehensively upgraded the baggage sorting system. In the second half of 2019, upon the commencement of operation of the S1 Satellite Hall of Shanghai Pudong International Airport, passengers’ travel experience will be optimised through the significant improvement of frontal bay rate of the Group’s flights, the enhanced convenience of interline check-in and the significant reduction of international and domestic transit time.

Surrounding the integration strategy of Beijing-Tianjin-Hebei, the Group successfully completed the construction and acceptance of the phase I construction project of Beijing Daxing International Airport CEA Base, and continuously improved the route network planning of Beijing Daxing International Airport and the operational plan for the new base to actively prepare for the commencement of operation in the new base. In the future, the Group’s Beijing hub will coordinate with the Shanghai core hub to form a coupled route network layout. China Eastern Airlines and Shanghai Airlines, being the full-service brands of the Group, will focus on developing domestic routes, high-yield routes in the neighbouring regions (Japan, South Korea and regional routes, etc.) and international long-haul routes. China United Airlines, being the low-cost airline brand of the Group, will primarily focus on the network of domestic second and third-tier cities complemented with first-tier cities to form a market layout with complementary advantages and coordinated development. The Group will work with its major partners to design hub flight schedule at Beijing Daxing International Airport to optimise flight transit connection. The Beijing-Shanghai express route (Shanghai Hongqiao — Beijing Capital), which the Group focuses on, will continue to operate at Beijing Capital International Airport.

The Group actively seized the opportunities for building new airports in Qingdao and Chengdu to consolidate and increase its market share in key markets. The planned passenger throughput of Chengdu Tianfu Airport and Qingdao Jiaodong Airport in 2025 is 45 million and 35 million, respectively. In the first half of the year, the Group steadily promoted the construction of CEA Base in Qingdao Jiaodong Airport and Chengdu Tianfu Airport, allocated production facilities in advance and planned the route network in advance, so as to elevate the development potential of the Group in Qingdao and Chengdu markets.

As at the end of June 2019, through the connection of route network with the SkyTeam Airline Alliance members, the route network of the Group reached 1,150 destinations in 175 countries.

•	Fine Operations and Lean Management

The Group strengthened its fine operations to improve the quality of flight operations. The Group placed emphasis on increasing flight on-time rate and strengthening the construction of service system. The Group realised the visualised tracking of flight operations and quick handling of non-scheduled flights and comprehensively improved the digital management of flight operations. The Group developed a dynamic monitoring system for the quality of flight operations to ensure the quality of route operations. Using the Beijing-Shanghai boutique route as a benchmark, the Group established a quality standards system for flight operations based on quantitative indicators. In the first half of 2019, the flight on-time rate of the Group was 81.15%, representing an increase of 0.60 percentage points over the same period last year.

The Group strengthened the analysis of big data for transportation capacity, freight rate and income to improve the operational capability and operational quality of routes. The Group expanded the functional application of the intelligent income management system and sales management system and strengthened the scientific analysis of customer structure and market trends to enhance the fine control of cabins and freight rates.

Through lean management, the Group continuously reduced unit operating costs and improved operational efficiency. The Group reduced fuel costs from the aspects of introduction of new models, route design, flight operations and take-offs and landings, and in the first half of the year, fuel consumption per tonne-kilometre decreased by 2.40% over the same period last year. The Group enhanced its self-maintenance capability of aviation equipment and improved the procedures for aircraft return and maintenance to reduce unit maintenance costs. The Group further enhanced the comprehensive budget management system, strengthened the centralised management of capital, improved the efficiency of capital utilisation and broadened its financing channels to reduce finance costs.

•	Products and Marketing

The Group actively constructed a brand freight rate product system to explore the growth potential of auxiliary revenue. The Group sold auxiliary products such as baggage and seat selection according to different cabins to meet the differentiated needs of passengers and increase the proportion of auxiliary revenue to total revenue. The Group completed the launch of brand freight rate products for 63 direct routes to Southeast Asia, Hong Kong and Macau, and the auxiliary revenue from upgrades, seat selection and baggage showed a rising trend.

The Group attached great importance to the maintenance and expansion of sales channels and customers. The Group strengthened its cooperation with channels such as TMC (Travel Management Companies) and OTA (Online Travel Agencies), and sales revenue from TMC increased by 25.3% over the same period last year. The Group enhanced the application of the NDC (New Distribution Capability) systemNote 1 and broadened the sales channels of auxiliary products. Currently, the Group sells auxiliary products such as preferred seats on the Company’s official website and major OTC channels. The Group actively explored customer resources and enhanced the service experience of the Group’s customers. There were a total of 8,206 the Group’s customers, and revenue from the Group’s customers increased by 10.54% over the same period last year. The Group actively maintained and developed frequent flyer members. As at the end of June 2019, the number of frequent flyer members of the Group’s “Eastern Miles” programme reached 41.1 million, representing an increase of 13.53% over the same period last year.

In the first half of 2019, the Group completed a total of 131,476 million seat-kilometres, representing a year-on-year increase of 10.36%. Passenger revenue amounted to RMB53,581 million, representing a year-on-year increase of 9.25%. Passenger load factor of the Group amounted to 82.66%, representing a year-on-year increase of 0.18 percentage points.

•	Customer Service

The Group takes passenger safety as its priority and adapts to passengers’ needs to provide sincere services and enhance service quality. The Group standardised and optimised the service standards for high-end members to foster the integration of cabin safety and quiet, peaceful and comfortable passenger services. The Group continuously optimised in-flight meal standards and innovated catering products. The Group’s “Lingyan” brand was awarded the new batch of “Shanghai Brand”Note 2 certification.

The Group focuses on “intelligent travel” to enhance the digital service experience of passengers. The Group is the first PRC enterprise to use RFID passive permanent electronic baggage tag, which enables global baggage tracking, streamlines baggage check and inquiry procedures and enables efficient and convenient “paperless” baggage services. The Group launched the artificial intelligence customer service system, which enables multiple intelligent interactive service scenarios and improves the efficiency of basic business processing. In- flight WIFI covered all 90 wide-body aircraft of the Group. The fleet size with and the number of users of in-flight internet connection have maintained the leading position in the domestic industry. The Group continuously promoted self-check-in services. Domestic self-check-in rate reached 81.5%, representing an increase of 4.1 percentage points over the same period last year, and international self-check-in rate reached 34.9%, representing an increase of 2.4 percentage points over the same period last year, achieving leading standards in China.

Note 1:

The distribution system based on NDC model can realise the seamless connection of the retail business of various aviation products between airlines and corporate customers, TMC and travel agencies, and can mitigate the current distribution restrictions of product differentiation of different sales channels and inconsistent market time in the aviation industry, offering passengers with a great variety of aviation products and a transparent shopping experience.

Note 2:

The “Shanghai Brand” certification is a brand standard system independently established by Shanghai City in accordance with the “market-led, corporate-involved and internationally mutual-recognised” principle and based on the local standard of “Shanghai brand evaluation general requirements”.

•	External Partnerships

The Group strengthened the comprehensive cooperation with strategic partners and core partners to improve the operational capabilities of international routes and enhance the quality of cooperation. The Group and Delta Air Lines, Inc. (“Delta”) continued to intensify bilateral cooperation in the aspects of revenue from cooperation (including mutual sales revenue and revenue from SPA (special allocation agreements), etc.), experience of travellers, communication between personnel and cooperation for expansion and development, and revenue from cooperation increased by approximately 30% over the same period last year. The Group further strengthened the business cooperation with Air France-KLM (“AFK”) and introduced new jointly-operated routes such as Kunming — Paris, Wuhan — Paris and Qingdao — Paris. The Group expanded businesses such as mutual sales and SPA cooperation with Juneyao Airlines Co., Ltd. (“Juneyao Airlines”). Leveraging on the commencement of operation of the S1 Satellite Hall of Shanghai Pudong International Airport and Beijing Daxing International Airport, the Group worked with partners such as AFK, Delta and Juneyao Airlines to plan for the optimisation of network connection as well as establishment of ground service and procedure standards. The Group carried out in-depth cooperation with Qantas Airways Limited (“Qantas”) in the areas of code-sharing, capacity allocation and joint marketing to improve the efficiency of the Group’s interline transit in Australia. The Group promoted the anti-monopoly approval for its joint operation with Japan Airlines Co., Ltd. and strengthened the cooperation between the two parties on route network and capacity sharing to reinforce its market position on routes to Japan. The Group commenced a new code-sharing business with LATAM Airlines Group S.A. to expand the code-sharing with existing partners such as Delta, AFK, Juneyao Airlines and Qantas, with a total of 170 new routes added. As at the end of June 2019, the Group’s code-sharing involved 329 destinations, 956 routes and 4,128 flights, representing a year-on-year increase of 9.67%, 19.95% and 14.38%, respectively.

•	Reform and Development

The Group attaches importance to reforms and actively promotes system, mechanism and institutional reform and the transformation and development of low-cost airline, and continuously enhances the role of reform and transformation in improving production and operation.

For system, mechanism and institutional reform, the Group continuously intensified the institutional reform of its marketing services. In the first half of 2019, China United Airlines Co., Ltd. (“China United Airlines”), being a wholly-owned subsidiary of the Group, was selected as part of the national mixed ownership reform pilot project; and China Eastern Business Jet Co., Ltd., our another wholly-owned subsidiary, was actively considering transformation and development.

For low-cost airline, China United Airlines focused on improving direct sales capability and increasing auxiliary revenue to further promote the low-cost development strategy. China United Airlines launched new media and self-media marketing through diversified marketing methods and improved its direct sales capability by enhancing its mobile direct sales platform. Its direct sales revenue amounted to RMB2,110 million, representing a year-on-year increase of 14.36%, and accounted for 74.80% of total revenue, representing a year-on-year increase of 2.00 percentage points. Through the online sales promotion of duty-free products, upgrade products and sky mall products, the source of auxiliary revenue was broadened. Focusing on the commencement of operation of the new base in Beijing Daxing International Airport, China United Airlines steadily promoted various work on the transition, relocation and preparation for operation.

•	Capital Utilisation

On 29 August 2019, the Group successfully completed the non-public issuance of 517,677,777 H shares to Shanghai Juneyao Airlines Hong Kong Limited, a wholly-owned subsidiary of Juneyao Airlines (the “Non-public Issuance of H Shares”), and steadily proceeded the non-public issuance of A shares to Juneyao Airlines and Shanghai Juneyao (Group) Co., Ltd. (“JuneYao Group”), its controlling shareholder, and China Structural Reform Fund Corporation Limited, introducing Juneyao Airlines and JuneYao Group, its controlling shareholder, as strategic investors. Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”), a wholly-owned subsidiary of China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder of the Company, is also steadily proceeding the work of the subscription of the non-public issuance of A shares of Juneyao Airlines. Upon the completion of the above issuance, Eastern Airlines Industry Investment will hold 15% of the shares of Juneyao Airlines, and Juneyao Airlines and JuneYao Group will hold approximately 10% of the shares of the Company in aggregate.

The cross-shareholding between CEA Holding and JuneYao Group is significant in further enhancing and deepening the strategic partnership between the two parties as well as establishing Shanghai as an aviation hub and promoting the “construction of five centers” in Shanghai together by the parties, benefitting the Group and Juneyao Airlines in further raising their competitiveness and sustainable development abilities.

•	Corporate Governance and Corporate Culture

The Group constantly improves its corporate governance in strict compliance with domestic and overseas listing rules and the requirements of laws and regulations. The Group has revised its major regulations such as the articles of association, rules for procedures for general meetings and rules for the meetings of the board of directors, so as to further enhance the standard of corporate governance. The Group gives full play to party building work, integrating party building work into corporate governance, providing a solid guarantee for the Group’s reform and development.

Surrounding the development objective of “Establishing a World-class and Happy CEA”, the Group continuously fostered the construction of corporate culture and promoted the joint construction and sharing between the Company and its employees. Through solving various issues that affect the immediate interests of employees, the Group showed concern and care for employees and created harmonious labour relations, enhancing employees’ sense of belonging, recognition and loyalty.

•	Internal Risk Control and Establishment of Law-based Governance

Focusing on the main business of aviation, the Group prevented and mitigated major risks. The Group attaches importance to comprehensive risk management and intensified the construction of internal risk control system by conducting special audits on key business areas. The Group strengthened the management of capital assets and prevented key risks such as capital recovery, overseas operations and financial market volatility. The Group prevented network security risks and created a closed system for information security. The security monitoring covered core system applications such as marketing, services, operations and flight maintenance. Through multiple network protection measures, the Group protected passenger and corporate information. The Group built 35 types of network security models and more than 27 types of business security models to improve the detection of network security and business anomalies.

The Group steadily promoted the construction of a “Law-based CEA” to ensure the lawful and compliant operation of the Company. Focusing on its internationalisation strategy, the Group strengthened the prevention of legal risks of overseas business. The Group continuously strengthened contract management and litigation management to safeguard the Group’s legitimate rights and interests.

•	Social Responsibilities and Honorary Awards

The Group insisted on the five development visions of “Innovation, Coordination, Green Development, Openness and Sharing” and actively engaged in economic, social and environmental responsibilities. The Group practiced on the vision of green development and carried out the construction of an ecological and environmental management system focusing on pollution prevention and control. The Group continuously strengthened energy conservation and emission reduction in both the air and the ground, improved the fine control of aviation fuel consumption and promoted the application of new technologies for energy conservation and emission reduction. Centering on targeted poverty alleviation, the Group focused on industry poverty alleviation and paid attention to the effectiveness of poverty alleviation funds, and carried out poverty alleviation through multiple means such as fixed-point poverty alleviation, love donation and student aid. The large-scale charitable programme “Love at CEA” continued to spread positive messages to the society. In the first half of 2019, the Group launched 825 projects in total with 14,650 employees participating in, and served 44,080 people for 68,320 hours of volunteer services.

In the first half of 2019, the Group was awarded as the “Best China Airline” in the “TTG China Travel Awards” for the fifth consecutive year, recognised as one of the “Top 50 Most Valuable Chinese Brands” by Wire & Plastic Products Group (WPP), a global brand communication group, awarded as one of the “World’s 500 Most Valuable Brands” by Brand Finance, a brand appraisal organization from the United Kingdom, and awarded as one of the 2019 BrandZ “Top 100 Most Valuable Chinese Brands”. The Group’s 2018 Annual Report won the Gold Award for Cover Photo Design in the airlines category from the International Annual Report Competition (ARC) Awards and the Silver Award for Design in the transportation and logistics class from the 2018 LACP Vision AwardsNote.

Note:

The International Annual Report Competition (ARC) Awards is hosted by MerComm, Inc. The award is honoured as the “Oscar for Annual Report”. It aims to recognise top-level works of global companies and organisations, and is an industry-acclaimed international award, reference: https://www.lacp.com/competition.htm. The Vision Awards annual report competition founded and hosted by LACP is an industry-acclaimed and one of the most celebrated annual report award in the world, reference: https://www.mercommawards.com/arc/awardWinners/categoryWinners. htm.

Operating Revenues

In the first half of 2019, the Group’s revenue from main operations amounted to RMB58,859 million, representing an increase of 8.00% from the same period last year. In particular, traffic revenue amounted to RMB55,323 million, representing an increase of 8.92% from the same period last year, and other revenue amounted to RMB3,536 million, representing a decrease of 4.69% from the same period last year.

The Group’s traffic revenue includes passenger revenue and cargo revenue.

In the first half of 2019, the Group’s passenger revenue amounted to RMB53,581 million, representing an increase of 9.25% from the same period last year, and accounted for 96.85% of the Group’s traffic revenue. Passenger traffic volume was 108,681.66 million passenger-kilometres, representing an increase of 10.61% from the same period last year.

The passenger revenue of domestic routes amounted to RMB35,256 million, representing an increase of 8.63% from the same period last year, and accounted for 65.80% of the passenger revenue. The passenger traffic volume was 69,804.19 million passenger-kilometres, representing an increase of 11.69% from the same period last year.

The passenger revenue of international routes amounted to RMB16,237 million, representing an increase of 9.90% from the same period last year, and accounted for 30.30% of the passenger revenue. The passenger traffic volume was 36,067.31 million passenger-kilometres, representing an increase of 8.64% from the same period last year.

The passenger revenue of regional routes amounted to RMB2,088 million, representing an increase of 15.04% from the same period last year, and accounted for 3.90% of the passenger revenue. The passenger traffic volume was 2,810.16 million passenger-kilometres, representing an increase of 9.77% from the same period last year.

In the first half of 2019, the Group’s cargo and mail traffic revenues amounted to RMB1,742 million, accounted for 3.15% of the Group’s traffic revenue. Cargo and mail traffic volume was 1,327.06 million tonne-kilometres, representing an increase of 6.34% from the same period last year.

Operating Expenses

In the first half of 2019, the Group’s total operating expenses was RMB57,110 million, representing an increase of 8.90% from the same period last year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as take-off and landing costs, salaries and benefits, catering supply and selling and marketing expenses increased from the same period last year.

Analysis of the changes in items under operating expenses of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating expenses. In the first half of 2019, the Group’s aircraft fuel costs amounted to RMB16,625 million, representing an increase of 9.00% from the same period last year, and was primarily due to an increase in the volume of refuelling of 8.72% from the same period last year for the Group, leading to an increase in aircraft fuel costs by RMB1,330 million. The average price of fuel remained basically the same as compared to the same period last year.

In the first half of 2019, the Group’s take-off and landing charges amounted to RMB7,840 million, representing an increase of 10.47% from the same period last year, and was primarily due to the increase in the number of take-offs and landings of the Group from the same period last year.

In the first half of 2019, the Group’s depreciation and amortisation amounted to RMB10,818 million, representing an increase of 43.59% from the same period last year, and was primarily due to the inclusion of aircraft assets under operating leases into right-of-use assets and the corresponding increase in provision for depreciation as affected by the implementation of the new accounting standards on leases.

In the first half of 2019, the Group’s wages, salaries and benefits amounted to RMB11,171 million, representing an increase of 13.63% from the same period last year, and was primarily due to the combined effect of the increase in the number of aircrew and aircraft maintenance personnel of the Group and the increase in flight hours.

In the first half of 2019, the Group’s aircraft maintenance expenses amounted to RMB1,891 million, representing an increase of 14.68% from the same period last year, and was primarily due to the cyclical impact of aircraft and engine repair.

In the first half of 2019, the Group’s catering supply expenses were RMB1,822 million, representing an increase of 9.43% from the same period last year, and was primarily due to the increase in the number of passengers in carriage of the Group and the rise in the standards required for the provision of catering.

In the first half of 2019, the Group’s low-value and short-term lease rentals amounted to RMB265 million. In the first half of 2018, aircraft operating lease rentals amounted to RMB2,016 million, and other operating lease rentals amounted to RMB473 million. The decrease of lease rentals was primarily due to the implementation of the new accounting standards on leases.

In the first half of 2019, the Group’s selling and marketing expenses were RMB2,040 million, representing an increase of 12.52% from the same period last year, and was primarily due to the expansion of business scale of the Group, which led to an increase in selling expenses accordingly.

In the first half of 2019, the Group’s civil aviation development fund paid to the Civil Aviation Administration of China (“CAAC”) amounted to RMB1,205 million, representing an increase of 10.25% from the same period last year, and was primarily due to the increase in the length of miles flown by the Group.

In the first half of 2019, the Group’s ground service and other expenses were RMB1,343 million, representing a decrease of 18.66% from the same period last year, and was primarily due to the decrease in other expenses as a result of the Group’s disposal of 65% of equity interests in Shanghai Airlines Tours International (Group) Co., Limited, a subsidiary of the Company.

In the first half of 2019, the Group’s indirect operating expenses were RMB2,105 million, representing a decrease of 9.81% from the same period last year, and was primarily due to the strict control of controllable expenses by the Company.

Other Operating Income and Gains

In the first half of 2019, the Group’s other operating income amounted to RMB3,407 million, representing an increase of 0.50% from the same period last year.

Finance Income/Costs

In the first half of 2019, the Group’s finance income was RMB45 million, representing a decrease of RMB7 million from the same period last year. Finance costs amounted to RMB2,685 million, representing an increase of RMB269 million from the same period last year, and was primarily due to the increase in interest costs for lease liabilities as a result of the implementation of the new accounting standards on leases.

Profit

In the first half of 2019, net profit attributable to equity holders of the Company was RMB1,941 million, representing a decrease of 14.83% from the same period last year. The earnings per share attributable to the equity holders of the Company were RMB0.1342.

Liquidity and Capital Structure

As at 30 June 2019, the Group had total assets of RMB282,159 million, representing an increase of 18.05% from 31 December 2018. Its debt ratio was 78.10%, representing a 3.87 percentage point increase from 31 December 2018.

In particular, the Group’s total current assets amounted to RMB18,137 million, accounted for 6.43% of the total assets and represented an increase of 13.84% from 31 December 2018. The Group’s non-current assets amounted to RMB264,022 million, accounted for 93.57% of the total assets and represented an increase of 18.35% from 31 December 2018.

As at 30 June 2019, the Group had total liabilities of RMB220,370 million, comprising current liabilities of RMB81,624 million which accounted for 37.04% of total liabilities, and non-current liabilities of RMB138,746 million which accounted for 62.96% of total liabilities.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds payable due within one year and lease liabilities due within one year) amounted to RMB47,340 million, representing an increase of 22.55% from 31 December 2018.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and lease liabilities) amounted to RMB123,164 million, representing an increase of 31.10% from 31 December 2018.

In the first half of 2019, the Group proactively adjusted the currency structure of obligations of the Company in response to the currency exchange fluctuations, so as to lower its exchange rate risk. As at 30 June 2019, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

Unit: RMB million

	RMB equivalent
	As at 30 June 2019		As at 31 December 2018		Movement
	Amount	(%)	Amount	(%)	(%)
Currency
USD	48,882	28.67	28,515	21.51	71.43%
RMB	110,277	64.68	92,497	69.77	19.22%
Others	11,345	6.65	11,567	8.72	-1.92%

Total	170,504	100.00	132,579	100.00	28.61%

Interest-bearing obligations denominated in USD had a relatively large fluctuation, primarily due to the implementation of the new accounting standards on leases.

As at 30 June 2019, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and super short-term debentures equivalent to RMB57,578 million, representing an increase of 4.40% from RMB55,152 million as at 31 December 2018. The breakdown by currencies is as follows:

Unit: RMB million

		RMB equivalent
	As at	As at
	30 June 2019	31 December 2018	Movement (%)
Currency
USD	1,110	3,139	-64.64%
SGD	2,540	2,503	1.48%
EUR	3,313	3,566	-7.09%
KRW	1,040	1,072	-2.99%
JPY	3,191	3,094	3.14%
RMB	46,384	41,778	11.02%

Total	57,578	55,152	4.40%

As at 30 June 2019, the Group’s interest-bearing liabilities included lease liabilities equivalent to RMB112,926 million, representing an increase of 45.85% from RMB77,427 million as at 31 December 2018. The breakdown by currencies is as follows:

Unit: RMB million

		RMB equivalent
	As at	As at
	30 June 2019	31 December 2018	Movement (%)
Currency
USD	47,772	25,376	88.26%
SGD	454	514	-11.67%
JPY	218	226	-3.54%
HKD	535	592	-9.63%
Others	54	—	—
RMB	63,893	50,719	25.97%

Total	112,926	77,427	45.85%

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, lease liabilities, bonds payable and super short-term debentures) as at 30 June 2019 and 31 December 2018 were equivalent to RMB170,504 million and RMB132,579 million, respectively, of which short-term interest-bearing liabilities accounted for 27.76% and 29.14%, respectively. The majority of the Group’s long-term interest-bearing liabilities were subject to floating interest rates. Both the short-term interest-bearing liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 30 June 2019 and 31 December 2018, the Group’s liabilities denominated in USD accounted for 28.67% and 21.51%, respectively, of total interest-bearing liabilities while liabilities denominated in RMB accounted for 64.68% and 69.77%, respectively, of total interest-bearing liabilities. Fluctuations in the USD and RMB interest rates have a relatively significant impact on the Group’s finance costs. As at 30 June 2019 and 31 December 2018, the outstanding interest rate swap contracts held by the Group amounted to a notional amount of USD993 million and USD1,102 million, respectively. These contracts will expire between the second half of 2019 and 2025.

Exchange Rate Fluctuation

As at 30 June 2019, the Group’s total interest-bearing liabilities denominated in foreign currencies amounted to RMB60,227 million, of which USD liabilities accounted for 81.16%. Therefore, a significant fluctuation in exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group typically uses hedging contracts for foreign currencies to reduce the foreign exchange risks for capital expenditure paid in foreign currencies. As at 30 June 2019 and 31 December 2018, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD1,013 million and USD655 million, respectively, and will expire in 2019.

In the first half of 2019, the Group’s net exchange losses amounted to RMB196 million as compared to the net exchange losses of RMB546 million in the first half of 2018, representing a decrease of 64.10% from the same period last year.

Fluctuation of Jet Fuel Prices

In the first half of 2019, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB831 million, assuming all other variables remain constant.

In the first half of 2019, the Group did not conduct any jet fuel hedging activities.

Pledges on Assets and Contingent Liabilities

As at 30 June 2019, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB8,708 million, representing a decrease of 25.90% from RMB11,752 million as at 31 December 2018.

As at 30 June 2019, the Group had no significant contingent liabilities.

Human Resources

As at 30 June 2019, the Group had 78,290 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE COMPANY

As at 30 June 2019, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR THE SECOND HALF OF 2019

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for the second half of 2019 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from forward-looking statements of the Group which, therefore, do not constitute any commitment by the Group to the future operating results.

Looking forward to the second half of 2019, the international situation is experiencing profound and complex changes and the significantly intensified trade friction. Along with the increase in geopolitical risks, increase in exchange rate volatility risks, uncertainties and instabilities are increasing. As the momentum for global economic growth weakened, the key economic indicators of certain developed and emerging markets have experienced a significant slowdown or fall back. China’s economic development is also encountering new risks and challenges, whilst also facing increasing pressure of economic downturn. However, China’s development is still in a key period with strategic opportunities, and the economy will remain favourable in the long term. The civil aviation industry still remains a rapid growth rate, and the international market and mass market continue to expand. Meanwhile, the in-depth implementation of the “Yangtze River Delta Integration” development strategy as well as the commencement of operation of Beijing Daxing International Airport and the S1 Satellite Hall of Shanghai Pudong International Airport will bring new development potentials to the Group.

In the second half of 2019, the Group will focus on the following tasks:

I.

Attach importance to safe operation and improve the level of safety management — establish a safety performance monitoring platform to strengthen operational risk management and control; enhance analysis through big data to develop targeted training programmes for pilots; establish an aircraft engine health management platform to improve the operational management and control capabilities of large fleet; and actively strengthen risk prevention and control through new technologies to continuously improve the level of safety management.

II.

Strengthen fine operations and improve route revenue quality — ensure sufficient capacity during peak seasons to seize market opportunities in peak seasons; deepen the route network connection in the core hubs of Beijing and Shanghai, the aviation products connection and the connection of services with partners; continuously strengthen cost reduction and efficiency enhancement, scientifically match models, routes, networks and capacity to improve aircraft utilisation rate and route revenue quality; and intensify the construction of the “brand freight rate” product system to increase sales revenue from non-airline point and revenue from auxiliary operations such as upgrade, baggage and seat selection.

III.

Offer sincere services and optimise the travel experience of passengers — further intensify the construction of a service system with flight on-time rate as the core to achieve accurate flight time; increase the frontal bay rate at hub airports, especially the average frontal bay rate of international long-haul routes; improve the handling system for non-scheduled flights; expand the function of the artificial intelligence customer service system and develop common intelligent customer service scenarios; promote the whole-journey baggage tracking system and full coverage of permanent electronic baggage tag in the Group; and fully support the second China International Import Expo.

IV.

Intensify reform and development and promote the establishment of major projects — promote the mixed ownership reform of its subsidiaries and stimulate the vitality for change; does its best for the commencement of operation of the new base in Beijing Daxing International Airport and the S1 Satellite Hall of Pudong International Airport; strengthen and intensify the strategic cooperation with Juneyao Airlines and JuneYao Group in the fields of marketing, flight maintenance, service guarantee and resource sharing, etc.

V.

Enhance risk awareness and prevent and mitigate major risks — strengthen cost management to reduce financial costs; optimise debt structure to prevent financial risks; enhance passenger information protection to prevent information system security risks; strengthen compliance management to enhance overseas legal risk management and control; adhere to the concept of green development and promote the concept of energy-saving and emission reduction to prevent environmental pollution risks; and continue to conduct comprehensive risk management assessments and special audits for key areas and major risks.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for the Second Half of 2019 to 2021

						(Units)

Model	Second Half of 2019		2020		2021
	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	1	—	4	—	4	—
A330 Series	—	—	—	—	—	—
A320 Series	16	—	30	1	—	6
B777 Series	—	—	—	—	—	—
B787 Series	2	—	3	—	2	—
B737 Series	16	—	24	12	12	8

Total	35	—	61	13	18	14

Notes:	1.	As at 30 June 2019, according to confirmed orders, the Group planned to introduce 5 aircraft and retire 29 aircraft in 2022 and future years;
	2.	The B737 series aircraft planned to be introduced by the Group in the second half of 2019 include 10 B737MAX8 aircraft, and the B737 series aircraft planned to be introduced by the Group in 2020 include 24 B737MAX8 aircraft; and
	3.	The abovementioned models, quantity and timing for the future introduction and retirement of aircraft of the Group will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

SIGNIFICANT EVENTS

1.    As at 30 June 2019, the share structure of the Group is set out as follows:

		Total number of shares	Approximate percentage in shareholding (%)
I	A shares	9,808,485,682	67.80
	1. Listed shares with trading moratorium	—	—
	2. Listed shares without trading moratorium	9,808,485,682	67.80

II	H shares	4,659,100,000	32.20

III	Total number of shares	14,467,585,682	100.00

Notes:

(1)

As at 30 June 2019, all A shares of the Company were listed shares without trading moratorium. The total number of H shares of the Company was 4,659,100,000 shares, and the total number of shares of the Company was 14,467,585,682 shares.

(2)

As at the date of this announcement, the Company’s Non-public Issuance of H Shares has completed. The total number of H shares of the Company is 5,176,777,777 shares, and the total number of shares of the Company is 14,985,263,459 shares.

2.	Non-Public Issuance of A Shares and Non-Public Issuance of H Shares

The application for the non-public issuance of A shares by the Company received the approval from the China Securities Regulatory Commission (the “CSRC”) on 14 June 2019, and the application for the non-public issuance of H shares by the Company received the approval from the CSRC on 1 August 2019. On 21 August 2019, the Company determined the issue price for the Non-public Issuance of H Shares of the Company as being HK$4.29 per H share. On 29 August 2019, the Company completed the Non-public Issuance of H Shares. The Company is currently orderly proceeding the work of the non-public issuance of A shares. For details, please refer to the announcements of the Company published on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on 14 June, 1 August, 21 August and 29 August 2019.

3.	Dividends

The Board did not recommend the payment of an interim dividend for the half year ended 30 June 2019.

4.	Purchase, Sale or Redemption of Securities

During the first half of 2019, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

5.	Material Litigation

During the six months ended 30 June 2019, the Group was not involved in any material litigation, arbitration or claim.

6.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Group, and is of the view that the Group’s corporate governance practices during the six months ended 30 June 2019 met the requirements under the code provisions in the Corporate Governance Code set out in Appendix 14 of the Listing Rules (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange and the Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the Company’s articles of association, rules for procedures for general meetings, rules for meetings of the Supervisory Committee, detailed working rules for the Audit and Risk Management Committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the Planning and Development Committee and detailed working rules for the Aviation Safety and Environment Committee etc., to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for the operation of listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 30 June 2019, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company (the “Directors”). Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

7.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Group, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the six months ended 30 June 2019 prepared in accordance with IFRS.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

8.	Changes in Personnel

Cessation

Name	Date of Cessation	Reason for Change	Position
Ma Xulun	1 February 2019	Work arrangement	Vice chairman, Director, president, chairman and member of the Planning and Development Committee of the Board, chairman and member of the Aviation Safety and Environment Committee of the Board

Guo Junxiu	15 February 2019	Work arrangement	Chief legal adviser

Tang Bing	15 March 2019	Work arrangement	Vice president

Appointment

Name	Date of Appointment	Reason for Change	Position
Li Yangmin	15 March 2019	Appointed by the Board	President

	22 May 2019	Elected at the general meeting	Director

	22 May 2019	Appointed by the Board	Vice chairman, chairman and member of the Aviation Safety and Environment Committee of the Board

Tang Bing	22 May 2019	Elected at the general meeting	Director

	22 May 2019	Appointed by the Board	Chairman and member of the Planning and Development Committee of the Board

For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 1 February, 15 February, 15 March and 22 May 2019.

9.	Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation

Li Yangmin	CEA Holding	Deputy general manager	August 2016	February 2019

		Director, general manager	February 2019

	Central State-owned Enterprises Poverty Regional Industrial Investment Fund Co., Ltd.	Supervisor	April 2019	August 2019

Tang Bing	CEA Holding	Deputy general manager	December 2016	February 2019

		Director	February 2019

	Sichuan Airlines Co., Ltd.	Vice chairman	August 2010	August 2019

	Eastern (Shantou) Economic Development Co., Ltd.	Chairman	February 2012	August 2019

	Air France-KLM	Director	October 2017	July 2019

	Shanghai Eastern Airlines Investment Co., Limited	Chairman	January 2018	July 2019

Li Ruoshan	Jiangsu Zhongnan Construction Group Co., Ltd.	Director	May 2015	May 2019

	Shanghai No.1 Pharmacy Co., Ltd.	Independent director	June 2019

Shao Ruiqing	Shanghai Carthane Co., Ltd.	Independent director	August 2016	August 2019

	Shanghai International Port (Group) Co., Ltd.	Independent director	July 2019

Cai Hongping	China Oceanwide Holdings Limited	Independent non- executive director	November 2014	May 2019

	China Minmetals Corporation	External director	December 2015	July 2019

	Shanghai Pudong Development Bank Co., Ltd.	Independent director	April 2019

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation

Yuan Jun	Eastern Airlines Industry Investment	Director	November 2016	January 2019

Xi Sheng	China Eastern Air Catering Investment Co., Limited	Chairman of the supervisory committee	March 2010	August 2019

	Eastern Aviation Import & Export Co., Ltd.	Chairman of the supervisory committee	March 2010	June 2019

	Shanghai Eastern Airlines Investment Co., Limited	Supervisor	March 2010	July 2019

	CES Finance Holding Co., Limited	Supervisor	April 2010	June 2019

	Eastern Airlines Industry Investment	Chairman	November 2016	February 2019

	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	July 2017	April 2019

	China Air Express Co., Ltd.	Vice chairman	March 2018	July 2019

	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018	July 2019

Li Jinde	CEA Holding	Head of strategic development division	December 2017	April 2019

	China Eastern Air Catering Investment Co., Limited	Director	January 2018	August 2019

	CEA Development Co., Limited	Director	January 2018	August 2019

	CES Finance Holding Co., Limited	Director	January 2018	June 2019

	Eastern Airlines Industry Investment	Director	January 2018	June 2019

	Shanghai Eastern Airlines Investment Co., Limited	Director	January 2018	July 2019

	CES International Financial Leasing Corporation Limited	Chairman	March 2019

Name	Name of shareholders or other entities	Position(s) held	Date of appointment	Date of cessation

Wu Yongliang	Shanghai Airlines Tours International (Group) Co., Ltd.	Executive director	January 2013	May 2019

	Sichuan Airlines Co., Ltd.	Vice chairman	August 2019

Feng Liang	Eastern (Shantou) Economic Development Co., Ltd.	Chairman	August 2019

Feng Dehua	CEA Holding	Deputy head of party disciplinary inspection group	September 2014	January 2019

	China Eastern Airlines Wuhan Limited	Chairman	April 2018	May 2019

Jiang Jiang	China Eastern Airlines Wuhan Limited	Chairman	May 2019

Wang Jian	Eastern Airlines Industry Investment	Director, general manager	November 2016	February 2019

	Eastern Airlines Industry Investment	Chairman	February 2019

	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Director, general manager	July 2017	April 2019

	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	April 2019

	Air France-KLM	Director	July 2019

Ma Xulun	China Eastern Air Holding Company Limited	Director, general manager, deputy secretary of party committee	December 2016	January 2019

10.	Miscellaneous

The Company makes reference to the following:

(1)

On 18 January 2019, the Board considered and approved that the Company shall provide, within the period from the effective date of the resolution of the Board to 31 December 2019, guarantee in the total amount of up to RMB1 billion to four wholly-owned subsidiaries namely China United Airlines, Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd. and China Eastern Airlines Technology Co., Ltd., or their respective wholly-owned subsidiaries; and agreed that Shanghai Airlines Tours International (Group) Co., Ltd. shall provide guarantee in a total amount of RMB10 million to Shanghai Dongmei Air Travel Co., Ltd., its wholly-owned subsidiary, the period of which shall be the same as the period of the subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 18 January 2019.

(2)

On 21 February 2019, the Company novated the purchase rights of two B737-800 aircraft to CES International Financial Leasing Corporation Limited and leased the two aircraft under operating leases. On 12 April 2019, the Company novated the purchase rights of three B737-800 aircraft to CES International Financial Leasing Corporation Limited and leased the three aircraft under operating leases. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 21 February and 12 April 2019.

(3)

On 20 August 2019, the Company completed the public-issued corporate bonds with an aggregate amount of RMB3 billion, coupon rate of 3.60% and bond term of five years to qualified investors. Such public-issued corporate bonds were listed on the Shanghai Stock Exchange on 28 August 2019. For details, please refer to the announcements of the Company published on the website of the Hong Kong Stock Exchange on 15 August, 19 August, 21 August and 27 August 2019.

(4)

On 30 August 2019, the Board considered and approved the “resolution for the amendment of certain provisions of rules and regulations of the Company such as the articles of association” to amend the Company’s articles of association, rules for procedures for general meetings, detailed working rules for the Audit and Risk Management Committee, detailed working rules for the Nominations and Remuneration Committee, detailed working rules for the Planning and Development Committee and detailed working rules for the Aviation Safety and Environment Committee. On the same date, the supervisory committee of the Company considered and approved the resolution for the amendment of the rules for meetings of the supervisory committee to amend the rules for meetings of the supervisory committee of the Company. The resolutions regarding amendments to the certain provisions of the Company’s articles of association, rules for procedures for general meetings and rules for meetings of the supervisory committee are still subject to consideration at the general meeting of the Company. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2019.

(5)

On 30 August 2019, the Board considered and approved the resolution in relation to the daily connected transactions for 2020-2022 to approve the continuing connected transactions, including financial services, import and export services, catering supply and other services, flight complementary services, property leasing and construction and management agency services, advertising agency services, aircraft finance lease services, aircraft and engines operating lease services, freight logistics support services, bellyhold space contractual operation services, Air France-KLM aviation transportation cooperation and support services, aviation information technology services and aviation supplies maintenance services, and the caps for the transactions for 2020–2022, between the Company and its connected parties. The aforementioned continuing connected transactions are still subject to consideration at the general meeting of the Company. For details, please refer to the announcement of the Company published on the website of the Hong Kong Stock Exchange on 30 August 2019.

(6)

The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 30 June 2019, are set out as follows:

Unit: RMB thousand

	Actual amount	2019
	incurred up to	estimated
	30 June 2019	transaction caps
Approved category
Financial services (balance)
— balance of deposit	245,317	13,000,000
— balance of loans	556,409	13,000,000
Import and export services	93,836	570,000
Catering supply services	756,449	1,900,000
Flight support services	157,043	810,000
Property leasing	17,135	90,000
Advertising agency services	10,182	85,000
Aircraft finance lease services (note 1)	7,813,566	USD2,616 million or equivalent RMB
Aircraft operating lease services (note 2)	19,645	1,400,000
Aircraft operating lease services (note 3)	718,742	8,000,000
Freight logistics support services (the Company provides services to Eastern Airline Logistics Co., Limited (“Eastern Logistics”))	68,358	470,000
Cargo terminal business support services (Eastern Logistics provides services to the Company)	281,493	750,000
Bellyhold space contractual operation
— contractual fee received	1,741,280	4,000,000
— operation cost paid	139,302	353,000
AIR FRANCE-KLM aviation transportation cooperation and support services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)
— amount received	304,422	1,230,000
— amount paid	246,894	1,200,000
Aviation information technology services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	361,274	1,155,000
Aviation supplies maintenance services (pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	66,159	530,000

Note 1:	The actual amount incurred in the first half of 2019 represents the total lease amount (principal and interest) plus service charge for the new finance lease aircraft in the first half of 2019;
Note 2:	The actual amount incurred in the first half of 2019 represents the lease amount paid during in the first half of 2019 for the operating lease aircraft; and
Note 3:	The actual amount incurred in the first half of 2019 represents the total lease amount of all lease terms for the new operating lease aircraft and engines in the first half of 2019.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Liu Shaoyong

Chairman

Shanghai, the People’s Republic of China

30 August 2019

As at the date of this announcement, the directors of the Company are as follows: Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non- executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee representative Director).